Exhibit 99.1

Corporación América Airports S.A. Reports July 2021 Passenger Traffic

Total passenger traffic improved sequentially and declined 60% when compared to July 2019.

LUXEMBOURG--(BUSINESS WIRE)--August 16, 2021--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), the largest private sector airport operator in the world by number of airports, reported today a 459.3% YoY increase in passenger traffic in July 2021, and a 60.4% decline when compared to the same period of 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2020)
Statistics	Jul'21	Jul'20	% Var.	YTD’21	YTD'20(1)(2)(3)	% Var.
Domestic Passengers (thousands)	1,907	290	558.2%	9,531	10,433	-8.6%
International Passengers (thousands)	813	178	357.3%	3,161	5,645	-44.0%
Transit Passengers (thousands)	431	96	349.6%	2,446	2,042	19.8%
Total Passengers (thousands)	3,151	563	459.3%	15,138	18,120	-16.5%
Cargo Volume (thousand tons)	27.4	16.4	66.4%	178.4	147.1	21.3%
Total Aircraft Movements (thousands)	45.0	16.9	165.7%	239.2	224.0	6.8%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2021 vs. 2019)
Statistics	Jul'21	Jul'19(1)	% Var.	YTD’21	YTD'19(1)(3)	% Var.
Domestic Passengers (thousands)	1,907	4,515	-57.8%	9,531	27,219	-65.0%
International Passengers (thousands)	813	2,669	-69.5%	3,161	16,416	-80.7%
Transit Passengers (thousands)	431	776	-44.5%	2,446	4,902	-50.1%
Total Passengers (thousands)	3,151	7,961	-60.4%	15,138	48,538	-68.8%
Cargo Volume (thousand tons)	27.4	35.1	-22.1%	178.4	245.8	-27.4%
Total Aircraft Movements (thousands)	45.0	77.7	-42.1%	239.2	497.3	-51.9%

(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Preliminary data on 1,256 flights in January 2020 at Brasilia Airport, due to delays in the submission of information by third parties.
(3)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic in July 2021 grew 4.6x YoY compared to the same period of last year, reflecting easier comparisons as July 2020 was highly impacted by the restrictions and travel bans to contain the COVID-19 pandemic. When compared to 2019, overall passenger traffic declined 60.4%, impacted by the COVID-19 pandemic across all countries of operations. However, this was a sequential improvement from the 68.7% decline reported in June 2021 versus June 2019. International and domestic passenger traffic dropped 69.5% and 57.8%, respectively, from pre-pandemic levels of July 2019.

In Argentina, total passenger traffic increased 42.3x YoY. Against July 2019, overall passenger traffic declined 79.0%, with international passenger traffic declining 93.8%, impacted by tightened government restrictions to international flights, including a limit of 1,000 arriving international passengers per day starting the first week of July, while borders remain closed to non-resident foreigners, with limited exceptions. Following the acceleration in the pace of vaccination, this daily limit was recently relaxed to 1,700 international arriving passengers. Domestic passenger traffic, which has currently no restrictions, declined 72.6% compared to 2019, due to low passenger demand, but more than doubled sequentially compared to June.

In Italy, passenger traffic grew 115.8% YoY. Passenger traffic against July 2019 declined 55.3%, recovering sequentially from the 74.9% drop in June. Both international and domestic passenger traffic continued to improve sequentially, decreasing 64.3% and 15.7%, respectively, in July 2021 against July 2019, recovering from the respective declines of 83.2% and 40.0% %, in June. Domestic travel benefited mainly from the start of the summer season in the region.

In Brazil, total passenger traffic was up 3.0x YoY. Compared to the same month in 2019, overall passenger traffic declined 33.6%, showing a continued improvement from the declines of 39.3% and 50.8% posted in June and May 2021, respectively, reflecting better sanitary conditions in the country and increased passenger demand.

Total passenger traffic in Uruguay increased 6.0x YoY, but declined 79.0% when compared to July 2019, still impacted by prolonged restrictions to air travel implemented by the government, including the closure of borders to non-resident foreigners, coupled with weak demand. The government has recently announced that starting November 1 borders will re-open to foreigners presenting a full vaccination certificate and a negative Covid test.

In Ecuador, passenger traffic increased 5.5x YoY. When compared to 2019, total traffic declined 41.4%, showing a sequential improvement from the 45.9% drop in June 2021. International passenger traffic dropped 26.5%, recovering sequentially from the 28.9% drop in June 2021 against 2019, while domestic passenger traffic declined 54.3% against July 2019, also showing a sequential recovery versus the 60.2% decline posted in June.

In Armenia, total passenger traffic increased 15.8x YoY. Compared to July 2019, passenger traffic declined 19.1%, compared with the 28.9% decline reported in June 2021, versus June 2019. Passenger traffic benefited from increased demand coupled with travel bans in countries where Armenia competes for tourism.

Cargo Volume and Aircraft Movements

Cargo volume increased 66.4% YoY. When compared to July 2019, total cargo volume dropped 22.1%, mainly driven by declines of 21.5% in Argentina and 41.6% in Brazil.

Aircraft movements increased 165.7% YoY. When compared to July 2019, Aircraft movements declined 42.1%, mainly as a result of a 55.8% decline in Argentina.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2020)

	Jul'21	Jul'20	% Var.	YTD'21	YTD'20	% Var.
Passenger Traffic (thousands)
Argentina(1)	851	20	4228.2%	5,311	9,000	-41.0%
Italy	397	184	115.8%	796	1,210	-34.2%
Brazil(2)	1,157	289	300.1%	5,828	4,899	19.0%
Uruguay	37	5	602.9%	133	540	-75.3%
Ecuador	237	37	548.8%	1,126	1,052	7.0%
Armenia	301	18	1581.5%	1,073	600	78.9%
Peru	171	11	1458.3%	871	820	6.2%
TOTAL	3,151	563	459.3%	15,138	18,120	-16.5%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	14,407	9,474	52.1%	94,590	81,162	16.5%
Italy	1,354	1,212	11.8%	8,455	7,518	12.5%
Brazil	4,852	1,383	250.8%	34,987	20,255	72.7%
Uruguay(3)	2,343	2,046	14.5%	17,455	18,254	-4.4%
Ecuador	2,681	687	290.3%	12,331	10,422	18.3%
Armenia	1,483	1,588	-6.6%	9,028	8,218	9.9%
Peru	246	54	358.6%	1,605	1,237	29.7%
TOTAL	27,366	16,444	66.4%	178,450	147,066	21.3%
Aircraft Movements
Argentina	17,724	5,206	240.5%	110,580	111,007	-0.4%
Italy	5,480	3,319	65.1%	14,571	16,422	-11.3%
Brazil	10,593	4,677	126.5%	58,698	48,680	20.6%
Uruguay	1,811	498	263.7%	7,352	9,215	-20.2%
Ecuador	5,226	2,346	122.8%	28,454	23,917	19.0%
Armenia	2,515	380	561.8%	10,217	6,745	51.5%
Peru	1,637	507	222.9%	9,336	8,040	16.1%
TOTAL	44,986	16,933	165.7%	239,208	224,026	6.8%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2021 vs. 2019)

	Jul'21	Jul'19	% Var.	YTD'21	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	851	4,055	-79.0%	5,311	25,276	-79.0%
Italy	397	888	-55.3%	796	4,667	-82.9%
Brazil(2)	1,157	1,744	-33.6%	5,828	10,997	-47.0%
Uruguay	37	175	-79.0%	133	1,317	-89.9%
Ecuador	237	405	-41.4%	1,126	2,635	-57.3%
Armenia	301	372	-19.1%	1,073	1,692	-36.6%
Peru	171	322	-46.8%	871	1,953	-55.4%
TOTAL	3,151	7,961	-60.4%	15,138	48,538	-68.8%

(1) See Footnote 1 in previous table. (2) See Footnote 2 in previous table. (3) See Footnote 3 in previous table.

Cargo Volume (tons)
Argentina	14,407	18,356	-21.5%	94,590	129,199	-26.8%
Italy	1,354	1,159	16.9%	8,455	7,667	10.3%
Brazil	4,852	8,302	-41.6%	34,987	55,682	-37.2%
Uruguay(3)	2,343	2,373	-1.3%	17,455	16,536	5.6%
Ecuador	2,681	2,962	-9.5%	12,331	24,112	-48.9%
Armenia	1,483	1,539	-3.6%	9,028	9,833	-8.2%
Peru	246	438	-43.8%	1,605	2,799	-42.7%
TOTAL	27,366	35,128	-22.1%	178,450	245,827	-27.4%
Aircraft Movements
Argentina	17,724	40,108	-55.8%	110,580	262,035	-57.8%
Italy	5,480	8,608	-36.3%	14,571	45,204	-67.8%
Brazil	10,593	14,309	-26.0%	58,698	92,684	-36.7%
Uruguay	1,811	2,136	-15.2%	7,352	17,987	-59.1%
Ecuador	5,226	6,739	-22.5%	28,454	47,679	-40.3%
Armenia	2,515	3,040	-17.3%	10,217	14,415	-29.1%
Peru	1,637	2,736	-40.2%	9,336	17,271	-45.9%
TOTAL	44,986	77,676	-42.1%	239,208	497,275	-51.9%

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Category: Operational Statistic

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 84.2 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411

Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716